SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02036932

FORM 6 - K

RECD S.E.C.
MAY 2 0 2002
1083

Report of Foreign Issuer

1- 14452

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.
For 16 May 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Bank of Ireland Group

News Release

16 MAY 2002

BANK OF IRELAND TO ACQUIRE US ASSET MANAGEMENT FIRM

Bank of Ireland today announced the proposed acquisition by its subsidiary, Bank of Ireland Asset Management ('BIAM'), of Iridian Asset Management ('Iridian'), an independent US investment manager with c. $11.0 billion (c. €12.1 billion) under management. The acquisition gives BIAM a presence in US domestic equities, the biggest product segment of the US investment market, and will facilitate Iridian's development in the US and in other international markets.

BIAM has agreed to acquire a 61% interest in Iridian for an initial consideration of $177 million (c. €196 million), plus a contingent deferred payment of up to c. $21 million (c. €24 million), based on the performance of the business over the two years following the acquisition. BIAM can acquire the remaining 39% interest over time. This structure has the benefit of securing the continued involvement of key members of the team that have successfully built the Iridian business to date.

Iridian

Iridian is an established and successful manager of US equities for c. 200 US institutional clients primarily in the foundation, endowment and corporate sectors. Since the firm was founded in 1996, it has established a strong long-term track record in managing mid-cap and large-cap US equities, using a value discipline. Iridian currently has c. $11.0 billion (c. €12.1 billion) in assets under management, employs 33 staff and is headquartered in Connecticut.

BIAM

BIAM is a subsidiary of Bank of Ireland, Ireland's leading financial services group, and is a highly regarded international asset management company with c. $52 billion (c. €57 billion) in assets under management as of 31 March 2002. Over the past decade, BIAM has built a strong and respected global franchise, successfully bringing the investment expertise of its Dublin-based asset management team to clients in North America, the UK, mainland Europe, Australia and, most recently, Japan. Today, BIAM has clients across five continents and is amongst the five largest active managers of international equities for US tax-exempt institutional investors *(Published: May 2001)*. Established in 1966, BIAM employs over 300 staff at 10 locations around the world.

Issued by Group Public Affairs, Bank of Ireland Group
Head Office, Lower Baggot Street, Dublin 2. Telephone 6615933. Fax 6615675

Rationale for Acquisition

BIAM has acknowledged skills in asset management and asset gathering. It has achieved very rapid organic growth and has consistently communicated its ambition to grow its business by acquisition should a suitable opportunity arise.

Iridian is regarded as an excellent opportunity for BIAM, given its strong track record, established reputation with clients and consultants and its complementary product offering and investment management philosophy. The acquisition provides scope for significant expansion, utilising Iridian's investment expertise and BIAM's marketing and distribution capability, primarily in the US and also internationally.

The acquisition underpins Bank of Ireland's objective of increasing fee-based and overseas activities and is expected to enhance shareholder value over the medium and long term. The initial consideration for the 61% stake will be payable in cash on completion and the transaction will be internally funded from the Group's surplus capital.

Mr. Mike Soden, Group Chief Executive, Bank of Ireland, said:

"BIAM is among the most significant of the Group's businesses, generating outstanding returns to our stockholders. It has achieved remarkable growth, both within Ireland and internationally, and I believe that it is well positioned to maximise the benefits from the acquisition of Iridian."

Mr. Willie Cotter, Chief Executive of BIAM, said:

"This acquisition gives us a presence in the biggest product segment of the US investment market and in a way that would have been difficult to achieve organically. Iridian is a respected player in the US institutional market and enjoys a strong long-term track record. Their clients have been well served by their investment philosophy and commitment to client service and this will not change. While Iridian has concentrated primarily on the foundation, endowment and corporate sectors to date, our focus will be on using our marketing and distribution capability to help them develop a presence in other attractive segments of the institutional US market and other markets internationally."

Mr. David Cohen, Joint Chief Executive of Iridian, said:

"Iridian has grown a very successful investment business based on strong and proven investment skills and dedication to client service. We now believe a partner of BIAM's calibre will facilitate us in progressing to the next stage of our development. We share a common vision for the business going forward. We will concentrate on our investment skills, while BIAM will play a major role in developing the business."

Additional Information on the Acquisition

The initial 61% stake being acquired includes the buyout of the entire stake held by a passive institutional investor in the firm, and an element of the stake held by the firm's principals.

Iridian's principals will continue to hold a 39% interest in the business, subject to certain put and call option arrangements whereby ownership of the remaining stake can transfer in instalments over the next five to six years, at prices determined by profitability over the period. In addition, BIAM has committed to the future acquisition of certain long-term employee capital appreciation entitlements at a price determined by the increase in future profitability of Iridian.

The transaction is conditional, *inter alia*, upon Iridian client consents and regulatory and competition clearances.

Iridian's net assets at closing will be a minimum of $10 million (c. €11 million).

Bank of Ireland's advisors to the acquisition are IBI Corporate Finance, Dublin and Berkshire Capital in New York and London. Iridian's advisors are Morgan Stanley, New York and Lazard Freres, New York.

ENDS

16 May 2002

For further information, contact:

Bank of Ireland		
Mary King	Head of Group Investor Relations	Tel: +353 1 604 3501 Mob: + 353 86 2445024
David Holden	Head of Group Corporate Communications	Tel: +353 1 604 3833
BIAM		
Willie Cotter	Chief Executive	Tel: +353 1 661 6433
Bernadette Godley	Head of Marketing	Tel: +353 1 661 6433
Denis Curran	President – International	Tel: + 001 203 869 0111
Iridian		
David Cohen	Joint Chief Executive	Tel.: + 001 203 341 9005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

P. **T.H. Forsyth**
Group Secretary

Date: 16 May 2002

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